Fanbase Social Media, Inc.



ANNUAL REPORT

976 Jefferson St. NW Suite I

Atlanta, GA 30318

(404) 394-9010

fanbase.app

This Annual Report is dated April 25, 2023.

BUSINESS

Fanbase is a subscription-based social network that allows users to follow creators for FREE and also subscribe to the same user for the recurring prices ranging from $2.99 to $99.99 a month to exclusive content they create.

Fanbase also provides the ability to "Like" and "Love" content. "Likes" are FREE engagement but when you "Love" a post you tip the content creator half a penny. Users buy "Love" in packs of 100, 500, 1000, 2,500, 10,000, and 25,000 for 99¢, $4.99, $9.99, $23.99, $89.99, and $219.99. Use "Love" for photos, unlocking exclusive posts one at a time or gifting while a user is broadcasting live. Everyone can create a Fanbase profile and monetize their own content. The platform takes 20% of all revenue from in-app purchases generated by users buying subscriptions and loves.

Fanbase was originally founded as Fanbase Media LLC in Georgia on April 1 2018 and converted from a Georgia LLC to a Delaware C-Corp on October 1st, 2019 as Fanbase Social Media, Inc. The CEO of Fanbase is also the current CEO and owner of two other entities, entities and Publisher of a third entity, please refer to the Directors & Officers section and Risk Factors of this offering memorandum for more details.

Previous Offerings

Name: Class A Voting Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 16,625,000

Use of proceeds: Issuance of shares to Founder.
(The share count has been updated to reflect the Company's stock splits which have occurred since the original sales of securities.)
Date: September 30, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Non-Voting Common Shares

Type of security sold: Equity

Final amount sold: $10,000.00

Number of Securities Sold: 875,000

Use of proceeds: General business operations.
(The share count has been updated to reflect the Company's stock splits which have occurred since the original sales of securities.)

Date: December 10, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Non-Voting Common Stock

Type of security sold: Equity

Final amount sold: $3,420,891.74

Number of Securities Sold: 2,998,405

Use of proceeds: Working capital and product development.
(The share count has been updated to reflect the Company's stock splits which have occurred since the original sales of securities.)

Date: June 28, 2021
Offering exemption relied upon: Regulation CF

Name: Class B Non-Voting Common Stock

Type of security sold: Equity

Final amount sold: $2,304,273.22

Number of Securities Sold: 960,383

Use of proceeds: Further development of the app and new employee hires. (The share count has been updated to reflect the Company's stock splits which have occurred since the original sales of securities.)

Date: April 30, 2022
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year ended December 31, 2022 compared to Year ended December 31, 2021

Revenues
Revenues were $134,898 in 2022 as compared to $161,696 in 2021 and earned from user purchases within the App Stores. Through our sales and marketing and continued development efforts, we significantly increased our user base in 2022.

Cost of Revenues
The cost of revenues was $326,803 and $296,884 in 2022 and 2021, respectively, which represented direct payouts to recipients who have earned the monies from other application users.

Gross Margins
Gross profit (loss) was ($191,905) and ($135,188) during 2022 and 2021, respectively.

Expenses

During 2022, the Company's expenses included research and development of the company's application software that hosts its social media platform for an amount of $1,435,398, at 53% of total expenses, general and administrative expenses including personnel and other for an amount of $1,047,643 at 39% of total expenses, and sales and marketing expenses primarily consisting of advertising and social media costs of $231,408. We increased the headcount in all departments as we continued to scale up operations. We continued to invest in developing our application as operations grew.

Historical results and cash flows:

In 2022, we had cash used in operating activities of $2,872,285 primarily due to our net

loss. In 2022, we purchased property and equipment of $11,286.

In 2022, we had net proceeds from the issuance of common stock of

$3,428,968. **Liquidity and Capital Resources**

At December 31, 2022, the Company had cash of $1,213,731.00. [The Company intends to raise additional funds through an equity financing.]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Isaac Hayes III

Isaac Hayes III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, Secretary, Treasurer, Founder and Director

Dates of Service: April, 2018 - Present

Responsibilities: Customary Responsibilities of the President, such as leading the company in managing all aspects of the business. Isaac receives annual compensation of $1.00. Fanbase is Mr. Hayes primary role. Mr. Hayes currently is also the CEO and owner of two other businesses

and Publisher with a third company. He plans on taking a salary from Fanbase once a significant raise of capital is completed. He currently only commits approximately 5 hours per week to the other two entities, and he oversees all directions and decision at all companies.

Other business experience in the past three years:

Employer: Isaac Hayes Enterprises

Title: CEO

Dates of Service: December, 2013 - Present
Responsibilities: Manage the name, image, likeness, and intellectual assets of the late Isaac Hayes.

Other business experience in the past three years:

Employer: Chartcontrol LLC

Title: Owner

Dates of Service: March, 2006 - Present
Responsibilities: Songwriter/ Producer

Other business experience in the past three years:

Employer: Ike Father Ike Son Music

Title: Publisher

Dates of Service: March, 2006 - Present
Responsibilities: Songwriter/ Administrator

Name: Ramiro Canovas

Ramiro Canovas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: May, 2018 - Present

Responsibilities: In his role as Chief Technology Officer at Fanbase, he handles all the technology layers of the platform from development to integrations to data analytics.

Other business experience in the past three years:

Employer: ConsultR
Title: Founder and CEO

Dates of Service: January, 2012 - Present
Responsibilities: Lead Digital Agency specializing in Web, Mobile & Digital Marketing. Serve as Technical Director for advanced projects. Manage a team of full-stack developers and designers. Lead Digital Agency specializing in Web, Mobile & Digital Marketing. Serve as Technical Director for advanced projects. Manage a team of full-stack developers and designers. Lead Digital Agency specializing in Web, Mobile & Digital Marketing. Serve as Technical Director for advanced projects. Manage a team of full-stack developers and

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock

Stockholder Name: Isaac Hayes III

Amount and nature of Beneficial ownership: 16,625,000

Percent of class: 75.62

RELATED PARTY TRANSACTIONS

Name of entity: ConsultR

Names of 20% owners: Ramiro Canovas

Relationship to company: Officer

Nature / amount of interest in the transaction: The Company's CTO is the owner of their primary vendor ConsultR. ConsultR is also a Class B shareholder of The Company's stock. ConsultR provides programming services in relation to the company's app.

Material terms of transaction: The company pays a monthly amount to ConsultR for all app development services. This amount varies but is approximately 96k per month currently. For the years ended December 31, 2022, and 2021 the Company paid ConsultR fees associated with the development and programing of their app in the amounts of $1,265,135 and $928,459, respectively. These amounts are included in the research and development expenses on the

income statement. As of December 31, 2022, and 2021, accounts payable included $0 and $38,963, respectively, related to invoices payable to ConsultR.

OUR SECURITIES

Our Company Securities

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

The company has authorized Class A Voting Common Stock, and Class B Non Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 843,266 of Class B Non Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 18,300,000 with a total of 16,625,000 outstanding.

Voting Rights

Voting rights: Voting rights: Each holder of Class A Voting Common Stock shall be entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that except as otherwise required by law, holders of Class A Voting Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate Incorporation (including any amendment to designate the terms of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more series, to vote thereon pursuant to this Certificate of Incorporation (including and amendment to designate the terms of any series of Preferred Stock) or pursuant to the General Corporation Law of the State of Delaware.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non Voting Common Stock

The amount of security authorized is 6,100,000 with a total of 4,875,482 outstanding.

Voting Rights

There are no voting rights associated with Class B Non Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company also referred to as "we", "us", "our", or "Fanbase" involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that

allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class B Common Stock in the amount of up to $3,330,900.70 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may

find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Minority Holder; Securities with No Voting Rights The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact

the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Fanbase Social Media Inc. was formed on 10/01/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Fanbase Social Media Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Fanbase is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Fanbase or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Fanbase could harm our reputation and materially negatively impact our financial condition and business. CERTAIN INVESTMENT RISK FACTORS AN INVESTMENT IN THE COMPANY INVOLVES SIGNIFICANT RISK AND IS SUITABLE ONLY FOR PERSONS WHO ARE CAPABLE OF BEARING THE RISKS, INCLUDING THE RISK OF LOSS OF A SUBSTANTIAL PART OR ALL OF THEIR INVESTMENT. CAREFUL CONSIDERATION OF THE FOLLOWING RISK FACTORS, AS WELL AS OTHER INFORMATION IN THESE OFFERING DOCUMENTS IS ADVISABLE PRIOR TO INVESTING. PROSPECTIVE INVESTORS SHOULD READ ALL SECTIONS OF THESE OFFERING DOCUMENTS AND ARE STRONGLY URGED AND EXPECTED TO CONSULT THEIR OWN LEGAL, TAX AND FINANCIAL ADVISERS BEFORE INVESTING IN THE SHARES. THE INFORMATION IN THESE OFFERING DOCUMENTS CONTAINS BOTH HISTORICAL AND FORWARD-LOOKING STATEMENTS. PLEASE BE ADVISED THAT THE COMPANY'S ACTUAL FINANCIAL CONDITION, OPERATING RESULTS AND BUSINESS PERFORMANCE MAY DIFFER MATERIALLY FROM THAT ESTIMATED BY THE COMPANY IN FORWARD-LOOKING STATEMENTS. THE COMPANY HAS ATTEMPTED TO IDENTIFY, IN CONTEXT, CERTAIN OF THE FACTORS THAT IT CURRENTLY BELIEVES COULD CAUSE ACTUAL FUTURE RESULTS TO DIFFER FROM THE COMPANY'S CURRENT EXPECTATIONS. THE DIFFERENCES MAY BE CAUSED BY A VARIETY OF FACTORS, INCLUDING BUT NOT LIMITED TO, ADVERSE ECONOMIC CONDITIONS,

COMPETITORS (INCLUDING THE ENTRY OF NEW COMPETITORS), INADEQUATE CAPITAL, UNEXPECTED COSTS, LOWER REVENUES AND NET INCOME THAN ANTICIPATED, FLUCTUATION AND VOLATILITY OF THE COMPANY'S OPERATING RESULTS AND FINANCIAL CONDITION, INABILITY TO CARRY OUT MARKETING AND SALES PLANS, LOSS OF KEY EXECUTIVES OR OTHER PERSONNEL, AND OTHER RISKS THAT MAY OR MAY NOT BE REFERRED TO IN THESE RISK FACTORS. SPECIFIC RISK FACTORS On October 1, 2019, the Company was converted from a Georgia limited liability company to a Delaware C corporation in order to attract investors and generate growth equity. The Company's predecessor entity, Fanbase Media, LLC, began development of its application in July of 2018 and subsequently launched its application on December 5, 2018. Therefore, the Company has limited operating history upon which prospective Investors may evaluate its performance. Our business is at an early stage of development and launch of our platform. Because we have little operating history, you will have difficulty evaluating our business and future prospects and we cannot predict if or when we will achieve profitability. As we are a development stage business, we have a limited operating history and are subject to risks of business development. The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of a new social media application and a corresponding base of users and paid subscribers. Our planned business is inherently expensive, risky and may not be understood by or accepted in the marketplace, which could adversely affect our future value. The business currently conducted by the Company is at an early stage and is financially speculative. Furthermore, the number of users who may utilize our services and platform is difficult to forecast with accuracy. Our future success is dependent on the establishment of the market for our services and platform and our ability to capture a share of this market with the services and offerings we plan to develop. We may not be able to recruit enough users to our platform. Our business depends on attracting users to post content that will generate paid subscribers and in-app purchases. We may be unable to attract a sufficient number of users to post content that generates enough subscribers to meet our revenue goals. We may not be able to sell enough subscriptions and in-app purchases to meet our revenue goals. We may not be able to sell the subscriptions for the price that we are seeking, and in such event we may be unable to meet our capital requirements. In addition, we may not be able to command the same subscription revenue that other platforms with equal amounts of subscribers command. Our competitors may recruit users away from our platform. While we believe our platform offers a new model for content subscription and for payment to users, we may not be able to retain such users. In the event that users migrate from the Company's platform our operations and results will be adversely affected. Rapid growth may strain our resources. We expect to experience significant and rapid growth in the scope and complexity of our business, which may place a significant strain on our senior management team and our financial and other resources. Such growth, if experienced, may expose us to greater costs and other risks associated with growth and expansion. We may be required to hire a broad range of additional employees, including other support personnel, among others, in order to successfully advance our operations. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases. Our ability to manage our growth effectively will require us to continue to improve our operations, to improve our financial and management information systems, and to train, motivate, and manage our future employees. This growth may place a strain on our management and operational resources. The failure to develop and

implement effective systems, or to hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our business, or the failure to manage growth effectively, could have a materially adverse effect on our business, financial condition, and results of operations. In addition, difficulties in effectively managing the budgeting, forecasting, and other process control issues presented by such a rapid expansion could harm our business, financial condition, and results of operations. Our risk management efforts may not be effective which could result in unforeseen losses. We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks and operational risks related to our business, assets and liabilities. Our risk management policies, procedures, and techniques, may not be sufficient to identify all of the risks to which we are exposed, mitigate the risks we have identified or identify additional risks to which we may become subject in the future. We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return. The timing and amount of revenues will impact our use of proceeds of this offering. Our management will have broad discretion in determining how the proceeds of the offering will be used. Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price or value of the Class B Non-Voting Common Stock of the Company (the "Common Stock") could decline. Prospective Investors must undertake their own due diligence. The Subscription Agreement, including the exhibits thereto (the "Offering Documents") include limited information regarding the Company, our current and future business and operations, our management and our financial condition. The Offering Documents are not meant to contain an exhaustive discussion regarding our Company. We cannot guarantee a prospective investor that the abbreviated nature of the Offering Documents will not omit to state a material fact which a prospective investor may believe to be an important factor in determining if an investment in the Common Stock offered hereby is appropriate for such Investor. As a result, prospective investors are required to undertake their own due diligence of the Company, our current and proposed business and operations, our management and our financial condition to verify the accuracy and completeness of the information we are providing in the Offering Documents. Stockholders may lose their entire investment if we fail to implement our business plan. We have no demonstrable operations record on which you can evaluate our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by companies in their early stages of development. These risks include, without limitation, competition, the absence of ongoing revenue streams, somewhat inexperienced management and lack of brand recognition. We cannot guarantee that we will be successful in executing our business plan. If we fail to implement and create a base of operations for our proposed business, we may be forced to cease operations, in which case stockholders may lose their entire investment. There may be unanticipated obstacles to execution of our business plan. Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish our platform in a timely fashion, retain and continue to hire skilled management, technical, marketing, and other personnel, and attract and retain a significant number of users. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems, or technical difficulties which .vould result in material delays in implementation will not occur. We are susceptible to adverse economic conditions. While we

intend to finance our operations and the growth of our business from funding and cash flow from operations, if adverse economic conditions persist or worsen, we could experience a decrease in cash flow from operations attributable to reduced demand for our products and services and, as a result, we may need to acquire additional financing for our continued operation and growth. There can be no assurance that alternative financing on acceptable terms would be available to the Company. We may face significant competition from other social media platforms and digital apps and our operating results will suffer if we fail to compete effectively. Our business operates in a highly competitive market. Competition presents an ongoing threat to the success of our business. We compete with companies that provide social, media, and communication products and services that are designed to engage users on the web, mobile devices and online generally. The main competition for Fanbase includes other similar, existing social media platforms. Many of our competitors and potential competitors have greater financial resources and other resources, including research and development, technology, programming, testing, regulatory compliance, and marketing capabilities and, as a result, our competitors may develop more competitive or affordable products or services, or achieve earlier product and service commercialization than we are able to achieve. These factors also may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions. We face significant competition in every aspect of our business, including from companies that facilitate communication and the sharing of content and information and companies that distribute video and other forms of media content. We compete with companies that offer products across broad platforms that replicate capabilities we provide. Some of our competitors may be domiciled in different countries and subject to political, legal, and regulatory regimes that enable them to compete more effectively than us. Those users in our target market are aware of and actively engaging with other social media similar to our platform. In the event that users increasingly engage with other social media, we may experience difficulty attracting sufficient users or a decline in use and engagement in key user demographics or more broadly, in which case our business would likely be harmed. Our competitors may develop products, features, or services that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Some competitors may gain a competitive advantage against us in areas where we operate, including: by making acquisitions; or by integrating competing platforms, applications, or features into products they control such as mobile device operating systems, search engines, browsers, or e-commerce platforms. As a result, our competitors may acquire and engage users or generate other revenue at the expense of our own efforts, which may negatively affect our business and financial results. We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including: • the popularity, usefulness, ease of use, performance, and reliability of our application compared to our competitors' applications; • the size and composition of our user base; • the engagement of users with our application and competing social media; • our safety and security efforts and our ability to protect user data and to provide them with control over their data; • our ability to distribute our application to new users; • our ability to monetize our application; • customer service and support efforts; • our ability to establish and maintain user interest in integrating their content on our platform; • changes mandated by legislation, regulatory authorities, or litigation, some of which may have a disproportionate effect on us; • acquisitions or consolidation within our industry, which may result in more formidable competitors; • our ability to attract, retain, and motivate talented employees, particularly software engineers, designers, and product managers; • our ability to cost-effectively manage and grow our operations; and • our reputation and brand strength relative to those of our competitors. If we are not able to compete effectively, the level of engagement of our base of users may not grow or

may shrink, and our revenue and results of operations may be materially and adversely affected. We will need additional capital to fund our operations, which, if obtained, could result in substantial dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position. The Company (via its predecessor entity) began development of its application in July of 2018 and launched its application on December 5, 2018, and even after this offering, if we are able to create revenues, we will need to raise additional capital. In order to continue operating, we will need to obtain additional financing, either through borrowings, private offerings, or some type of business combination, such as a merger, or buyout, and there can be no assurance that we will be successful in such pursuits. We may be unable to acquire the additional funding necessary to continue operating. Accordingly, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our stockholders or that result in our stockholders losing all of their investment in our Company. The volatile credit and capital markets could have a material adverse effect on our financial condition. Our ability to manage our future debt will be dependent on our level of positive cash flow. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which would have a material adverse effect on our business and financial condition. The Common Stock constitute restricted securities and is subject to limited transferability The Common Stock should be considered a long-term, illiquid investment. The Common Stock has not been registered under the Securities Act, and cannot be sold without registration under the Securities Act or any exemption from registration. In addition, the Common Stock is not registered under any state securities laws that would permit its transfer. Because of these restrictions and the absence of an active trading market for our securities, a stockholder will likely be unable to liquidate an investment even though other personal financial circumstances would dictate such liquidation. The Stockholder Agreement to which each investor will become a party also contains contractual restrictions that restrict, and in many cases eliminate, the ability of an investor to sell, pledge or otherwise transfer any of its Common Stock. There is no public trading market for our Common Stock. There is no established public trading marketing for the Common Stock and there can be no assurance that one will ever develop. Investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business or the cost of their investment. As a result, holders of our securities may not find purchasers for our securities should they attempt to sell securities held by them. Only accredited investors or institutions with no need for immediate short-term liquidity should purchase the Common Stock. Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business. We rely on our computer systems and network infrastructure across our operations. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or
other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or to actions by regulatory authorities. We are continuing to develop our information technology capabilities. If we are unable to successfully

upgrade or expand our technological capabilities, we may not have the ability to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures. The success of our business strategy depends on our continued ability obtain and to use trademarks and service marks in order to increase brand awareness and develop our branded offerings. If our efforts to protect our intellectual property are not adequate, or if any third-party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded offerings to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in the United States and in foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent, as do the laws of the United States. We depend on Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer, the loss of whom could materially harm our business. We rely upon the accumulated knowledge, skills and experience of Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer. If they were to leave us or become incapacitated, we likely would suffer in our planning and execution of business strategy and operations, impacting our brand and financial results. We also do not maintain any key man life insurance or lump sum disability insurance policies for Mr. Hayes or Mr. Cánovas. We depend on Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer for the day-to-day operations of the Company and our business, and on ConsultR as the entity responsible for our application development. The day-to-day operations of the Company will be the responsibility of Mr. Hayes and Mr. Cánovas. ConsultR is responsible for the current and future development of our application. There can be no assurance that they, or any successor, will be able to operate the business successfully or develop the application further, as the case may be. There can be no assurance that the management team of the business on the effective date the investment is made will remain the same or continue to be affiliated with the business throughout the period the investment is held. If we are unable to recruit additional executives and personnel, we may not be able to execute our forecast business strategy and our growth may be hindered. Our success largely depends on the performance of our management team and other key personnel and our ability to continue to recruit qualified senior executives and other key personnel. Competition for senior management and technology personnel is intense and there can be no assurance that we will be able to retain our personnel or attract additional qualified personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and to seeking a replacement. We may not be able to continue to attract or retain such personnel in the future. Any inability to fill vacancies in our senior executive positions on a timely basis could impair our ability to implement our business strategy, which would harm our business and results of operations. Other than with Mr. Cánovas, our chief technology officer, we do not have employment agreements with any of our executives currently and there can be no assurance that we will be successful in retaining their services. A diminution or loss of their services could significantly harm our business, prospects, financial condition and results of operations.] Because we will likely issue additional shares of

our capital stock, investment in the Company could be subject to substantial dilution. . Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share when we issue additional shares. We are authorized to issue 6,100,000 shares of Class B Non-Voting Common Stock. We anticipate that all or at least some of our future funding, if any, will be in the form of equity financing from the sale of our Common Stock. If we do sell or issue more Common Stock, investors' investment in the Company will be diluted. Dilution is the

difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us. If dilution occurs, any investment in the Common Stock could decline in value substantially. Members of our Board and our executive officers will have other business interests and obligations to other entities. None of our directors or our executive officers will be required to manage the Company as their sole and exclusive business focus and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the Company or otherwise breach their agreements with the Company. We are dependent on our directors and executive officers to successfully operate our Company. Their other business interests and activities could divert time and attention from operating our business. Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them. Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties by reason of their being or having been our directors or officers. The projections and only management's estimates of future results based on assumptions made at the time the projections were developed. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. General economic conditions and many other factors that are not predictable can have a material adverse impact on the reliability of projections. Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company or the Investor. New and existing regulations and burdens of regulatory compliance may directly impact the business and operating results of, or otherwise have a material adverse effect on, the Company. Failure to comply with any of these laws, rules and regulations, some of which are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines, which may have material adverse effects. Our failure to retain and add users would materially adversely affect the Company. If we fail to retain and add users, or if users decrease their level of engagement with the Company's application, then our revenue, financial results, and business may be significantly harmed. The number of the Company's users and their level of engagement with our application are critical to our success. The Company's financial performance will be significantly determined by its success in adding, retaining, and engaging active users on the Company's application. If people do not perceive our application to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. Any number of factors could potentially negatively affect user retention, growth, and engagement, including if: • users engage with other competitive applications; • we fail to introduce new features that users find engaging and attractive or if we introduce new products or services that are not favorably received; • users have difficulty installing, updating, or otherwise accessing our products on mobile devices; • user behavior on our application changes, including decreases in the quality and frequency of content shared on our application; • we are unable to continue to develop products for mobile devices that users find engaging, that work with a variety of mobile operating systems and networks, and that achieve a high level of market acceptance; • there are decreases in user sentiment due to questions and concerns about the quality or usefulness of our application or our data practices, or concerns related to privacy and sharing, safety, security, well-being, or other factors; • we are unable to obtain or attract engaging user content; • users adopt new technologies where our products may be displaced in favor of other social media or

may not be featured or otherwise available; • there are changes mandated by legislation, regulatory authorities, or litigation that adversely affect our products or users; • there is decreased engagement with our products, or failure to accept our terms of service, as part of changes that we may implement in the future in connection with regulations, regulatory actions or otherwise; • technical or other problems prevent us from delivering our application in a rapid and reliable manner or otherwise affect the user experience, such as security breaches or failure to prevent or limit spam or similar content; • we adopt terms, policies, or procedures related to areas such as sharing, content, or user provider data that are perceived negatively by our users or the general public; • we elect to focus our product decisions on longer-term initiatives that do not prioritize near term user growth and engagement; • initiatives designed to attract and retain users and engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties, or otherwise; • third-party initiatives that may enable greater use of our products, including low-cost or discounted data plans, are discontinued; • there is decreased engagement with our products as a result of taxes imposed on the use of social media or other mobile applications in certain countries, or other actions by governments that may affect the accessibility of our products in their countries; • we fail to provide adequate customer service to users, developers, or other partners; and • we, or other partners and companies in our industry, are the subject of adverse media reports or other negative publicity, including as a result of our or their data practices and appropriateness of content on our platform; If we are unable to grow the number of users and their engagement with our application, our revenue and financial results may be adversely affected. Any decrease in user retention, growth, or engagement could render our products less attractive to other users which is likely to have a material and adverse impact on our revenue, business, financial condition, and results of operations. Our user growth, engagement, and monetization on mobile devices depend upon effective operation with mobile operating systems, networks, technologies, products, and standards that we do not control. Our success will be heavily dependent upon content access and sharing through mobile devices. There is no guarantee that popular mobile devices will feature our products, or that mobile device users will use our platform rather than competing products. We are dependent on the interoperability of our platform with popular mobile operating systems, networks, technologies, products, and standards that we do not control, such as the iOS operating system, the Android operating system, and mobile browsers. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, or in their terms of service or policies that degrade our platform's functionality, reduce or eliminate our ability to distribute content, or give preferential treatment to competitive products or platforms could adversely affect the usage of our platform and monetization on mobile devices. Additionally, in order to deliver high quality mobile products, it is important that our platform works well with a range of mobile technologies, products, systems, networks, and standards that we do not control. We may not be successful in maintaining or developing relationships with key participants in the mobile ecosystem or in developing a platform that operates effectively with these technologies, products, systems, networks, or standards. In the event that it is more difficult for our users to access and use our platform on their mobile devices, or if our users choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our user growth and engagement could be harmed. From time to time, we may also take actions regarding the distribution of our platform or the operation of our business based on what we believe to be in our long-term best interests. Such actions may adversely affect our users and our relationships with the operators of mobile operating systems, or other business partners, and there is no assurance that these actions will result in the anticipated long-term benefits. In the event that our users are adversely affected by these actions or if our relationships with such third parties deteriorate, our user growth, engagement,

and monetization could be adversely affected and our business could be harmed. Actions by governments that restrict access to social media in their countries could substantially harm our business and financial results. Governments of one or more countries in which we intend to operate may seek to censor content available on our platform in their country, restrict access to our platform from their country entirely, or impose other restrictions that may affect the accessibility of our platform in their country for an extended period of time or indefinitely. In addition, government authorities in other countries may seek to restrict user access to our platform if they consider us to be in violation of their laws or a threat to public safety or for other reasons. In the event that content shown on our platform is subject to censorship, access to our platform is restricted, in whole or in part, in one or more countries, or other restrictions are imposed on our platform, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to grow the number of our users and their engagement may be adversely affected. As a result, we may not be able to grow our revenue as anticipated, and our financial results could be adversely affected. Security breaches and improper access to or disclosure of our data or user data, or other hacking and phishing attacks on our systems, could adversely affect our business. Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or users' data or to disrupt our ability to provide our platform. Our use of cloud-based services could also increase the risk of security breaches as cyber-attacks on cloud environments are increasing to almost the same level as attacks on traditional information technology systems. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, including personal information, content, or payment information from users could result in the loss or misuse of such data, which could harm our business. In addition, computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking have become more prevalent in our industry, and may occur on our systems in the future. We may encounter attempts to create false or undesirable user accounts, or take other actions on our platform for purposes such as spamming, spreading misinformation, or other objectionable ends. Our efforts to address undesirable activity on our platform may also increase the risk of retaliatory attacks. Such attacks may cause interruptions to the services we provide, degrade the user experience, cause users to lose confidence and trust in our platform, impair our internal systems, or result in financial harm to us. Our efforts to protect our company data or the information we receive may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; government surveillance; or other threats that evolve. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users' data. Cyber-attacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data and user data to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks. Affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper disclosure of data, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Such incidents or our efforts to remediate such incidents may also result in a decline in our active user base or engagement levels. Any of these events could have a material and adverse effect on our business, reputation, or financial results. Our financial results may fluctuate and are difficult to predict. We have a limited operating history, which makes it difficult to forecast our future

financial results. Accordingly, you should take into account the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including: • our ability to grow the number of our users and their engagement; • the pricing of our platform; • our ability to generate revenue from payments made by users, or other products we may introduce in the future; • changes to our platform or the development and introduction of new products or services by us or our competitors; • user behavior or changes to our platform that may reduce traffic to our platform; • increases in marketing, sales, and other operating expenses that we will incur to grow and expand our operations; • costs related to our safety, security, and content review efforts; • our ability to obtain equipment, components, and labor for our operations in a timely and cost-effective manner; • system failures or outages or government blocking, which could prevent us from operating for any period of time; • breaches of security or privacy, and the costs associated with any such breaches and remediation; • changes in the manner in which we distribute our platform or inaccessibility of our platform due to third-party actions; • fees paid to users or third parties for content; • adverse litigation judgments, settlements, or other litigation-related costs; • changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees; • the overall tax rate for our business; • the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period; • changes in U.S. generally accepted accounting principles; and • changes in global business or macroeconomic conditions. Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, content, competition, consumer protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in the number of our users or their engagement, or otherwise harm our business. We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including privacy, data protection and personal information, rights of publicity, content, intellectual property, distribution, data security, data retention and deletion, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our users or obtain consent to various practices could adversely affect the growth in the number of users and their engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results. We are also subject to laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including data

shared between countries or regions in which we operate and data shared among our products and services. If one or more of the legal bases for transferring data from Europe to the United States is invalidated, if we are unable to transfer data between and among countries and regions in which we may operate, or if we are restricted from sharing data among our products and services, it could affect the manner in which we provide our services, which could adversely affect our financial results. Proposed or new legislation and regulations could also significantly affect our business. For example, the European General Data Protection Regulation (GDPR) took effect in May 2018 and will apply to our platform used by people in Europe. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union that are different from those previously in place in the European Union. In addition, the GDPR requires submission of breach notifications to a designated European privacy regulator and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation. The California Consumer Privacy Act, or AB 375, was also recently passed and creates new data privacy rights for users, effective in 2020. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of our platform, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices. We may not be able to protect our intellectual property and if successful claims are brought against us, we may incur substantial liability. We may infringe on intellectual property rights of others. If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected. While we rely and expect to continue to rely on a combination of confidentiality, assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our intellectual property rights, there can be no assurance that such these agreements and laws will be sufficient to protect our intellectual property. Third parties may knowingly or unknowingly infringe our intellectual property rights, third parties may challenge intellectual property rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we intend to operate our business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement, enforce our rights or defend claims that we are infringing the rights of others. Although we generally intend to take measures to protect our intellectual property rights, there can be no assurance that others will not offer products or concepts that are substantially similar to ours and that compete with our business. If the protection of our intellectual property rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our products, services, and methods of operations. Any of these events could have an adverse effect on our business and financial results. We could, in the future, be party to patent lawsuits and other intellectual property rights claims that are expensive and time consuming and, if resolved adversely, could have a significant impact on our business, financial condition, or results of operations.

Companies in the Internet, technology, and media industries own large numbers of patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. In addition, various "non-practicing entities" that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from technology companies. Defending patent and other intellectual property litigation is costly and can impose a significant burden on management and employees, and there can be no assurances that favorable final outcomes will be obtained. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party's rights, which may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop alternative non infringing technology or practices, or discontinue the practices. The development of alternative non-infringing technology or practices could require significant effort and expense or may not be feasible. Our business, financial condition, and results of operations could be adversely affected as a result of an unfavorable resolution of any potential disputes and/or litigation referred to above. Our business is dependent on our ability to maintain and scale our technical infrastructure, and any significant disruption in our service could damage our reputation, result in a potential loss of users and their engagement, and adversely affect our financial results. Our reputation and ability to attract, retain, and serve our users is dependent upon the reliable performance of our platform and our underlying technical infrastructure. We may in the future experience interruptions in the availability or performance of our platform from time to time. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If our platform is unavailable when users attempt to access it, or if it does not load as quickly as expected, users may not use our platform as often in the future, or at all. It is possible that we may fail to effectively scale and grow our technical infrastructure to accommodate increased demands, which may adversely affect our user engagement. In addition, our business may be subject to interruptions, delays, or failures resulting from earthquakes, fires, adverse weather conditions, other natural disasters, power loss, terrorism, geopolitical conflict, cyber attacks, or other catastrophic events. If such an event were to occur, users may be subject to service disruptions or outages and we may not be able to recover our technical infrastructure and user data in a timely manner to restart or provide our services, which may adversely affect our financial results. A substantial portion of our network infrastructure is provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic and could significantly harm our business. Any financial or other difficulties these providers face may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. Our platform's internal systems rely on software that is highly technical, and if it contains undetected errors or vulnerabilities, our business could be adversely affected. Our platform's internal systems rely on software, including software developed or maintained internally or by third parties,that is highly technical and complex. In addition, our platform's internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data. The software on which we rely may contain undetected errors, bugs,

or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors, vulnerabilities, or other design defects within the software on which we rely may result in a negative experience for users, delay product introductions or enhancements, result in targeting, measurement, or billing errors, compromise our ability to protect the data of our users or our intellectual property or lead to reductions in our ability to provide some or all of our services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which we rely, and any associated degradations or interruptions of service, could result in damage to our reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results. Our reputation and relationships with users would be harmed if their data, particularly billing data, were to be accessed by unauthorized persons. We maintain personal data regarding our users. This data is maintained on our own systems as well as that of third parties we use in our operations. With respect to billing data, such as credit card numbers, third parties we use in our operations rely on encryption and authentication technology to secure such information. We, along with third parties we use in our operations, take measures to protect against unauthorized intrusion into our users' data. Despite these measures we, our third-party payment processing services, or other third-party services we use could experience an unauthorized intrusion into our users' data. In the event of such a breach, current and potential users may become unwilling to provide the information to us necessary for them to remain or become users. We also may be required to notify regulators about any actual or perceived data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. Should an unauthorized intrusion into our users' data occur, our business could be adversely affected and our larger reputation with respect to data protection could be negatively impacted. Third parties we use in our operations are subject to payment processing risk. Our users pay for our service using a variety of different payment methods, including credit and debit cards, prepaid cards, direct debit, online wallets and direct carrier and partner billing. We rely on internal systems as well as those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, changes to rules or regulations concerning payment processing, loss of payment partners and/or disruptions or failures in our payment processing systems or payment products, including products used to update payment information, our revenue, operating expenses and results of operation could be adversely impacted. In addition, we may encounter fraudulent use of payment methods, which could impact our results of operations and if not adequately controlled and managed could create negative consumer perceptions of our service. If we are unable to maintain our chargeback rate at acceptable levels, card networks may impose fines and our card approval rate may be impacted. The termination of our ability to process payments on any major payment method would significantly impair our ability to operate our business. Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business. We rely upon the ability of consumers to access our service through the Internet. If network operators block, restrict or otherwise impair access to our platform over their networks, our service and business could be negatively affected. To the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our user acquisition and retention could be negatively impacted.

Negative publicity could adversely affect our business and operating results. Negative publicity about our industry, our Company, our platform, our users, content on our platform, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform, which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our users, outsourced service providers or other counter-parties, failure by us or our users and other partners to meet minimum standards of appropriate content, service and quality and compliance failures and claims. Taxation. Changes in tax laws or tax rulings could materially affect our financial position, results of operations, and cash flows. The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could materially affect our financial position, results of operations, and cash flows. The Common Stock is not a suitable investment for all prospective investors. The Common Stock is being offered only to persons who meet certain suitability requirements. The fact that a prospective investor meets the suitability requirements established by us for this offering does not necessarily mean that an investment in us is a suitable investment for that investor. Each prospective Investor should consult with his own professional advisers before investing in us. Investors are not to construe the Offering Documents as constituting legal or tax advice. Before making any decision to invest in us, investors should read all of these Offering Documents, including all of its exhibits, and consult with their own investment, legal, tax and other professional advisors. Each investor is consenting to the risks and the conflicts of interest described or inherent in these Offering Documents. We do not intend to pay dividends for the foreseeable future. We do not intend to pay any dividends (in cash or otherwise) on our capital stock. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board. The dual class structure of our common stock has the effect of giving complete voting control of the Company to our Chief Executive Officer. This voting structure will limit or preclude your ability to influence corporate matters. Holders of our Class A Voting Common Stock have one vote per share and holders of our Class B Non-Voting Common Stock have no voting rights. Stockholders who hold shares of Class A Voting Common Stock hold all of the voting power of our outstanding capital stock. Because holders of Class B Non-Voting Common Stock have no voting rights, the holders of our Class A Voting Common Stock collectively control all of the voting power of our common stock and therefore are able to control all matters submitted to our stockholders for approval. Additionally, the Company's board of directors will have responsibility for the Company's activities, and Investors will not be able to make investment or any other decisions concerning the management of the Company. The interests of certain stockholders may be in conflict with the interests of other stockholders. The stockholders of the Company, including the Investor, may have conflicting investment, tax and other interests with respect to their investment in the Company. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of the investment and the timing of disposition thereof. As a consequence, conflicts of interest may arise in connection with the decisions made by the board of directors and stockholders, including with respect to the structuring of the investment in a manner that may be more beneficial for one stockholder, than for another stockholder, especially with respect to stockholders' individual tax situations. Miscellaneous Risks The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and

the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Our business is at an early stage of development and we may not develop products or services that can be commercialized and we have a limited operating history. On October 1, 2019, the Company was converted from a Georgia limited liability company to a Delaware C corporation in order to attract investors and generate growth equity. The Company's predecessor entity, Fanbase Media, LLC, began development of its application in July of 2018 and subsequently launched its application on December 5, 2018. Therefore, the Company has limited operating history upon which prospective Investors may evaluate its performance. Our business is at an early stage of development and launch of our platform. Because we have little operating history, you will have difficulty evaluating our business and future prospects and we cannot predict if or when we will achieve profitability. As we are a development stage business, we have a limited operating history and are subject to risks of business development. The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of a new social media application and a corresponding base of users and paid subscribers. Our planned business is inherently expensive, risky and may not be understood by or accepted in the marketplace, which could adversely affect our future value. The business currently conducted by the Company is at an early stage and is financially speculative. Furthermore, the number of users who may utilize our services and platform is difficult to forecast with accuracy. Our future success is dependent on the establishment of the market for our services and platform and our ability to capture a share of this market with the services and offerings we plan to develop. We may not be able to recruit enough users to our platform Our business depends on attracting users to post content that will generate paid subscribers and in app purchases. We may be unable to attract a sufficient number of users to post content that generates enough subscribers to meet our revenue goals. We may not be able to sell enough subscriptions and in-app purchases to meet our revenue goals. We may not be able to sell the subscriptions for the price that we are seeking, and in such event we may be unable to meet our capital requirements. In addition, we may not be able to command the same subscription revenue that other platforms with equal amounts of subscribers command Our competitors may recruit users away from our platform. While we believe our platform offers a new model for content subscription and for payment to users, we may not be able to retain such users. In the event that users migrate from the Company's platform our operations and results will be adversely affected. Rapid growth may strain our resources. We expect to experience significant and rapid growth in the scope and complexity of our business, which may place a significant strain on our senior management team and our financial and other resources. Such growth, if experienced, may expose us to greater costs and other risks associated with growth and

expansion. We may be required to hire a broad range of additional employees, including other support personnel, among others, in order to successfully advance our operations. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases. Our ability to manage our growth effectively will require us to continue to improve our operations, to improve our financial and management information systems, and to train, motivate, and manage our future employees. This growth may place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our business, or the failure to manage growth effectively, could have a materially adverse effect on our business, financial condition, and results of operations. In addition, difficulties in effectively managing the budgeting, forecasting, and other process control issues presented by such a rapid expansion could harm our business, financial condition, and results of operations. Our risk management efforts may not be effective which could result in unforeseen losses. We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks and operational risks related to our business, assets and liabilities. Our risk management policies, procedures, and techniques, may not be sufficient to identify all of the risks to which we are exposed, mitigate the risks we have identified or identify additional risks to which we may become subject in the future. We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return. The timing and amount of revenues will impact our use of proceeds of this offering. Our management will have broad discretion in determining how the proceeds of the offering will be used. Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price or value of the Class B Non Voting Common Stock of the Company (the "Common Stock") could decline. Prospective Investors must undertake their own due diligence. The Subscription Agreement, including the exhibits thereto (the "Offering Documents") include limited information regarding the Company, our current and future business and operations, our management and our financial condition. The Offering Documents are not meant to contain an exhaustive discussion regarding our Company. We cannot guarantee a prospective investor that the abbreviated nature of the Offering Documents will not omit to state a material fact which a prospective investor may believe to be an important factor in determining if an investment in the Common Stock offered hereby is appropriate for such Investor. As a result, prospective investors are required to undertake their own due diligence of the Company, our current and proposed business and operations, our management and our financial condition to verify the accuracy and completeness of the information we are providing in the Offering Documents. Stockholders may lose their entire investment if we fail to implement our business plan. We have no demonstrable operations record on which you can evaluate our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by companies in their early stages of development. These risks include, without limitation, competition, the absence of ongoing revenue streams, somewhat inexperienced management and lack of brand recognition. We cannot guarantee that we will be successful in executing our business plan. If we fail to implement and create a base of operations for our proposed business, we may be forced to cease operations, in which case stockholders may lose their entire investment. There may be unanticipated obstacles to execution of our business plan. Our

proposed plan of operation and prospects will depend largely upon our ability to successfully establish our platform in a timely fashion, retain and continue to hire skilled management, technical, marketing, and other personnel, and attract and retain a significant number of users. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which could result in material delays in implementation will not occur. We are susceptible to adverse economic conditions. While we intend to finance our operations and growth of our business from funding and cash flow from operations, if adverse economic conditions persist or worsen, we could experience a decrease in cash flow from operations attributable to reduced demand for our products and services and, as a result, we may need to acquire additional financing for our continued operation and growth. There can be no assurance that alternative financing on acceptable terms would be available to the Company. We may face significant competition from other social media platforms and digital apps and our operating results will suffer if we fail to compete effectively. Our business operates in a highly competitive market. Competition presents an ongoing threat to the success of our business. We compete with companies that provide social, media, and communication products and services that are designed to engage users on the web, mobile devices and online generally. The main competition for Fanbase includes other similar, existing social media platforms. Many of our competitors and potential competitors have greater financial resources and other resources, including research and development, technology, programming, testing, regulatory compliance, and marketing capabilities and, as a result, our competitors may develop more competitive or affordable products or services, or achieve earlier product and service commercialization than we are able to achieve. These factors also may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions. We face significant competition in every aspect of our business, including from companies that facilitate communication and the sharing of content and information and companies that distribute video and other forms of media content. We compete with companies that offer products across broad platforms that replicate capabilities we provide. Some of our competitors may be domiciled in different countries and subject to political, legal, and regulatory regimes that enable them to compete more effectively than us. Those users in our target market are aware of and actively engaging with other social media similar to our platform. In the event that users increasingly engage with other social media, we may experience difficulty attracting

sufficient users or a decline in use and engagement in key user demographics or more broadly, in which case our business would likely be harmed. Our competitors may develop products, features, or services that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Some competitors may gain a competitive advantage against us in areas where we operate, including: by making acquisitions; or by integrating competing platforms, applications, or features into products they control such as mobile device operating systems, search engines, browsers, or e-commerce platforms. As a result, our competitors may acquire and engage users or generate other revenue at the expense of our own efforts, which may negatively affect our business and financial results. We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including: • the popularity, usefulness, ease of use, performance, and reliability of our application compared to our competitors' applications; • the size and composition of our user base; • the engagement of users with our application and competing social media; • our safety and security efforts and our ability to protect user data and to provide them with control over their data; • our ability to distribute our application to new users; • our ability to monetize our application; • customer service and support efforts; • our ability to establish and maintain user

interest in integrating their content on our platform; • changes mandated by legislation, regulatory authorities, or litigation, some of which may have a disproportionate effect on us; • acquisitions or consolidation within our industry, which may result in more formidable competitors; • our ability to attract, retain, and motivate talented employees, particularly software engineers, designers, and product managers; • our ability to cost-effectively manage and grow our operations; and • our reputation and brand strength relative to those of our competitors. If we are not able to compete effectively, the level of engagement of our base of users may not grow or may shrink, and our revenue and results of operations may be materially and adversely affected. We will need additional capital to fund our operations, which, if obtained, could result in substantial dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position. The Company (via its predecessor entity) began development of its application in July of 2018 and launched its application on December 5, 2018, and even after this offering, if we are able to create revenues, we will need to raise additional capital. In order to continue operating, we will need to obtain additional financing, either through borrowings, private offerings, or some type of business combination, such as a merger, or buyout, and there can be no assurance that we will be successful in such pursuits. We may be unable to acquire the additional funding necessary to continue operating. Accordingly, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our stockholders or that result in our stockholders losing all of their investment in our Company. The volatile credit and capital markets could have a material adverse effect on our financial condition. Our ability to manage our future debt will be dependent on our level of positive cash flow. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which would have a material adverse effect on our business and financial condition. The Common Stock

constitute restricted securities and is subject to limited transferability The Common Stock should be considered a long-term, illiquid investment. The Common Stock has not been registered under the Securities Act, and cannot be sold without registration under the Securities Act or any exemption from registration. In addition, the Common Stock is not registered under any state securities laws that would permit its transfer. Because of these restrictions and the absence of an active trading market for our securities, a stockholder will likely be unable to liquidate an investment even though other personal financial circumstances would dictate such liquidation. The Stockholder Agreement to which each investor will become a party also contains contractual restrictions that restrict, and in many cases eliminate, the ability of an investor to sell, pledge or otherwise transfer any of its Common Stock. There is no public trading market for our Common Stock. There is no established public trading marketing for the Common Stock and there can be no assurance that one will ever develop. Investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business or the cost of their investment. As a result, holders of our securities may not find purchasers for our securities should they attempt to sell securities held by them. Only accredited investors or institutions with no need for immediate short-term liquidity should purchase the Common Stock. Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business. We rely on our computer systems and network infrastructure across our operations.

Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or to actions by regulatory authorities. We are continuing to develop our information technology capabilities. If we are unable to successfully upgrade or expand our technological capabilities, we may not have the ability to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures. The success of our business strategy depends on our continued ability obtain and to use trademarks and service marks in order to increase brand awareness and develop our branded offerings. If our efforts to protect our intellectual property are not adequate, or if any third-party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded offerings to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in the United States and in foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent, as do the laws of the United States. We depend on Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer, the loss of whom could materially harm our business. We rely upon the accumulated knowledge, skills and experience of Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer. If they were to leave us or become incapacitated, we likely would suffer in our planning and execution of business strategy and operations, impacting our brand and financial results. We also do not maintain any key man life insurance or lump sum disability insurance policies for Mr. Hayes or Mr. Cánovas. We depend on Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer for the day-to-day operations of the Company and our business, and on ConsultR as the entity responsible for our application development. The day-to-day operations of the Company will be the responsibility of Mr. Hayes and Mr. Cánovas. ConsultR is
responsible for the current and future development of our application. There can be no assurance that they, or any successor, will be able to operate the business successfully or develop the application further, as the case may be. There can be no assurance that the management team of the business on the effective date the investment is made will remain the same or continue to be affiliated with the business throughout the period the investment is held. If we are unable to recruit additional executives and personnel, we may not be able to execute our forecast business strategy and our growth may be hindered. Our success largely depends on the performance of our management team and other key personnel and our ability to continue to recruit qualified senior executives and other key personnel. Competition for senior management and technology personnel is intense and there can be no assurance that we will be able to retain our personnel or attract additional qualified personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and to seeking a replacement. We may not be able to continue to attract or retain such personnel in the future. Any inability to fill vacancies in our senior executive positions on a timely basis could impair our ability to implement our business strategy, which would harm our business and results of operations. Other than with Mr. Cánovas, our chief technology officer, we do not have employment agreements with any of our executives currently and there can be no assurance that we will be successful in retaining their services. A diminution or loss of their services could significantly harm our business, prospects, financial

condition and results of operations.] Because we will likely issue additional shares of our capital stock, investment in the Company could be subject to substantial dilution. Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share when we issue additional shares. We are authorized to issue 6,100,000 shares of Class B Non-Voting Common Stock. We anticipate that all or at least some of our future funding, if any, will be in the form of equity financing from the sale of our Common Stock. If we do sell or issue more Common Stock, investors' investment in the Company will be diluted. Dilution is the difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us. If dilution occurs, any investment in the Common Stock could decline in value substantially. The Company is likely to create an equity incentive pool in the future for its personnel and this will result in dilution for investors. On October 20, 2020, the Company intended to effect a 5:1 forward stock split, whereby each outstanding share of Class A Voting Common Stock and Class B Non-Voting Common Stock would automatically convert into five (5) shares of Class A Voting Common Stock and Class B Non-Voting Common Stock, respectively. The Amended and Restated Certificate of Incorporation, filed on October 2020, failed to include the necessary language to effectuate the forward stock split. The Company subsequently ratified and implemented the stock split pursuant to Section 204 of the Delaware General Corporation Law. Members of our Board and our executive officers will have other business interests and obligations to other entities. None of our directors or our executive officers will be required to manage the Company as their sole and exclusive business focus and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the Company or otherwise breach their agreements with the Company. We are dependent on our directors and executive officers to successfully operate our Company. Their other business interests and activities could divert time and attention from operating our business. Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them. Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties by reason of their being or having been our directors or officers. The projections and only management's estimates of future results based on assumptions made at the time the projections were developed. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. General economic conditions and many other factors that are not predictable can have a material adverse impact on the reliability of projections. Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company or the Investor. New and existing regulations and burdens of regulatory compliance may directly impact the business and operating results of, or otherwise have a material adverse effect on, the Company. Failure to comply with any of these laws, rules and regulations, some of which are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines, which may have material adverse effects. Our failure to retain and add users would materially adversely affect the Company. If we fail to retain and add users, or if users decrease their level of engagement with the Company's application, then our revenue, financial results, and business may be significantly harmed. The number of the Company's users and their level of engagement with our application are critical to our success. The Company's financial performance will be significantly determined by its success in adding, retaining, and

engaging active users on the Company's application. If people do not perceive our application to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. Any number of factors could potentially negatively affect user retention, growth, and engagement, including if: • users engage with other competitive applications; • we fail to introduce new features that users find engaging and attractive or if we introduce new products or services that are not favorably received; • users have difficulty installing, updating, or otherwise accessing our products on mobile devices; • user behavior on our application changes, including decreases in the quality and frequency of content shared on our application; • we are unable to continue to develop products for mobile devices that users find engaging, that work with a variety of mobile operating systems and networks, and that achieve a high level of market acceptance; • there are decreases in user sentiment due to questions and concerns about the quality or usefulness of our application or our data practices, or concerns related to privacy and sharing, safety, security, well-being, or other factors; • we are unable to obtain or attract engaging user content; • users adopt new technologies where our products may be displaced in favor of other social media or may not be featured or otherwise available; • there are changes mandated by legislation, regulatory authorities, or litigation that adversely affect our products or users; • there is decreased engagement with our products, or failure to accept our terms of service, as part of changes that we may implement in the future in connection with regulations, regulatory actions or otherwise; • technical or other problems prevent us from delivering our application in a rapid and reliable manner or otherwise affect the user experience, such as security breaches or failure to prevent or limit spam or similar content; • we adopt terms, policies, or procedures related to areas such as sharing, content, or user provider data that are perceived negatively by our users or the general public; • we elect to focus our product decisions on longer-term initiatives that do not prioritize near term user growth and engagement; • initiatives designed to attract and retain users and engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties, or otherwise; • third-party initiatives that may enable greater use of our products, including low-cost or discounted data plans, are discontinued; • there is decreased engagement with our products as a result of taxes imposed on the use of social media or other mobile applications in certain countries, or other actions by governments that may affect the accessibility of our products in their countries; • we fail to provide adequate customer service to users, developers, or other partners; and • we, or other partners and companies in our industry, are the subject of adverse media reports or other negative publicity, including as a result of our or their data practices and appropriateness of content on our platform; If we are unable to grow the number of users and their engagement with our application, our revenue and financial results may be adversely affected. Any decrease in user retention, growth, or engagement could render our products less attractive to other users which is likely to have a material and adverse impact on our revenue, business, financial condition, and results of operations. Our user growth, engagement, and monetization on mobile devices depend upon effective operation with mobile operating systems, networks, technologies, products, and standards that we do not control. Our success will be heavily dependent upon content access and sharing through mobile devices. There is no guarantee that popular mobile devices will feature our products, or that mobile device users will use our platform rather than competing products. We are dependent on the interoperability of our platform with popular mobile operating systems, networks, technologies, products, and standards that we do not control, such as the iOS operating system, the Android operating system, and mobile browsers. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, or in their terms of service or policies that degrade our platform's functionality, reduce or eliminate our ability to distribute content, or give preferential treatment to competitive products or platforms could

adversely affect the usage of our platform and monetization on mobile devices. Additionally, in order to deliver high quality mobile products, it is important that our platform works well with a range of mobile technologies, products, systems, networks, and standards that we do not control. We may not be successful in maintaining or developing relationships with key participants in the mobile ecosystem or in developing a platform that operates effectively with these technologies, products, systems, networks, or standards. In the event that it is more difficult for our users to access and use our platform on their mobile devices, or if our users choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our user growth and engagement could be harmed. From time to time, we may also take actions regarding the distribution of our platform or the operation of our business based on what we believe to be in our long-term best interests. Such actions may adversely affect our users and our relationships with the operators of mobile operating systems, or other business partners, and there is no assurance that these actions will result in the anticipated long-term benefits. In the event that our users are adversely affected by these actions or if our relationships with such third parties deteriorate, our user growth, engagement, and monetization could be adversely affected and our business could be harmed. Actions by governments that restrict access to social media in their countries could substantially harm our business and financial results. Governments of one or more countries in which we intend to operate may seek to censor content available on our platform in their country, restrict access to our platform from their country entirely, or impose other restrictions that may affect the accessibility of our platform in their country for an extended period of time or indefinitely. In addition, government authorities in other countries may seek to restrict user access to our platform if they consider us to be in violation of their laws or a threat to public safety or for other reasons. In the event that content shown on our platform is subject to censorship, access to our platform is restricted, in whole or in part, in one or more countries, or other restrictions are imposed on our platform, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to grow the number of our users and their engagement may be adversely affected. As a result, we may not be able to grow our revenue as anticipated, and our financial results could be adversely affected. Security breaches and improper access to or disclosure of our data or user data, or other hacking and phishing attacks on our systems, could adversely affect our business. Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or users' data or to disrupt our ability to provide our platform. Our use of cloud-based services could also increase the risk of security breaches as cyber-attacks on cloud environments are increasing to almost the same level as attacks on traditional information technology systems. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, including personal information, content, or payment information from users could result in the loss or misuse of such data, which could harm our business. In addition, computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking have become more prevalent in our industry, and may occur on our systems in the future. We may encounter attempts to create false or undesirable user accounts, or take other actions on our platform for purposes such as spamming, spreading misinformation, or other objectionable ends. Our efforts to address undesirable activity on our platform may also increase the risk of retaliatory attacks. Such attacks may cause interruptions to the services we provide, degrade the user experience, cause users to lose confidence and trust in our platform, impair our internal systems, or result in financial harm to us. Our efforts to protect our company data or the information we receive may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; government surveillance; or other threats that

evolve. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users' data. Cyber-attacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data and user data to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks. Affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper disclosure of data, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Such incidents or our efforts to remediate such incidents may also result in a decline in our active user base or engagement levels. Any of these events could have a material and adverse effect on our business, reputation, or financial results. Our financial results may fluctuate and are difficult to predict. We have a limited operating history, which makes it difficult to forecast our future financial results. Accordingly, you should take into account the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including: • our ability to grow the number of our users and their engagement; • the pricing of our platform; • our ability to generate revenue from payments made by users, or other products we may introduce in the future; • changes to our platform or the development and introduction of new products or services by us or our competitors; • user behavior or changes to our platform that may reduce traffic to our platform; • increases in marketing, sales, and other operating expenses that we will incur to grow and expand our operations; • costs related to our safety, security, and content review efforts; • our ability to obtain equipment, components, and labor for our operations in a timely and cost-effective manner; • system failures or outages or government blocking, which could prevent us from operating for any period of time; • breaches of security or privacy, and the costs associated with any such breaches and remediation; • changes in the manner in which we distribute our platform or inaccessibility of our platform due to third-party actions; • fees paid to users or third parties for content; • adverse litigation judgments, settlements, or other litigation-related costs; • changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees; • the overall tax rate for our business; • the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period; • changes in U.S. generally accepted accounting principles; and • changes in global business or macroeconomic conditions. Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, content, competition, consumer protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in the number of our users or their engagement, or otherwise harm our business. We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including privacy, data protection and personal information, rights of publicity, content, intellectual property, distribution, data security, data retention and deletion, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions, securities law compliance, and online payment services. The introduction of new products, expansion of our

activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our users or obtain consent to various practices could adversely affect the growth in the number of users and their engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results. We are also subject to laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. If one or more of the legal bases for transferring data from Europe to the United States is invalidated, if we are unable to transfer data between and among countries and regions in which we may operate, or if we are restricted from sharing data among our products and services, it could affect the manner in which we provide our services, which could adversely affect our financial results. Proposed or new legislation and regulations could also significantly affect our business. For example, the European General Data Protection Regulation (GDPR) took effect in May 2018 and will apply to our platform used by people in Europe. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union that are different from those previously in place in the European Union. In addition, the GDPR requires submission of breach notifications to a designated European privacy regulator and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation. The California Consumer Privacy Act, or AB 375, was also recently passed and creates new data privacy rights for users, effective in 2020. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of our platform, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices. We may not be able to protect our intellectual property and if successful claims are brought against us, we may incur substantial liability. We may infringe on intellectual property rights of others. If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected. While we rely and expect to continue to rely on a combination of confidentiality, assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our intellectual property rights, there can be no assurance that such these agreements and laws will be sufficient to protect our intellectual property. Third parties may knowingly or unknowingly infringe our intellectual property rights,

third parties may challenge intellectual property rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we intend to operate our business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement, enforce our rights or defend claims that we are infringing the rights of others. Although we generally intend to take measures to protect our intellectual property rights, there can be no assurance that others will not offer products or concepts that are substantially similar to ours and that compete with our business. If the protection of our intellectual property rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our products, services, and methods of operations. Any of these events could have an adverse effect on our business and financial results. We could, in the future, be party to patent lawsuits and other intellectual property rights claims that are expensive and time consuming and, if resolved adversely, could have a significant impact on our business, financial condition, or results of operations. Companies in the Internet, technology, and media industries own large numbers of patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. In addition, various "non-practicing entities" that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from technology companies. Defending patent and other intellectual property litigation is costly and can impose a significant burden on management and employees, and there can be no assurances that favorable final outcomes will be obtained. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party's rights, which may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop alternative non infringing technology or practices, or discontinue the practices. The development of alternative non-infringing technology or practices could require significant effort and expense or may not be feasible. Our business, financial condition, and results of operations could be adversely affected as a result of an unfavorable resolution of any potential disputes and/or litigation referred to above. Our business is dependent on our ability to maintain and scale our technical infrastructure, and any significant disruption in our service could damage our reputation, result in a potential loss of users and their engagement, and adversely affect our financial results. Our reputation and ability to attract, retain, and serve our users is dependent upon the reliable performance of our platform and our underlying technical infrastructure. We may in the future experience interruptions in the availability or performance of our platform from time to time. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If our platform is unavailable when users attempt to access it, or if it does not load as quickly as expected, users may not use our platform as often in the future, or at all. It is possible that we may fail to effectively scale and grow our technical infrastructure to accommodate increased demands, which may adversely affect our user engagement. In addition, our business may be subject to interruptions, delays, or failures resulting from earthquakes, fires, adverse

weather conditions, other natural disasters, power loss, terrorism, geopolitical conflict, cyber attacks, or other catastrophic events. If such an event were to occur, users may be subject to service disruptions or outages and we may not be able to recover our technical infrastructure and user data in a timely manner to restart or provide our services, which may adversely affect our financial results. A substantial portion of our network infrastructure is provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic and could significantly harm our business. Any financial or other difficulties these providers face may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. Our platform's internal systems rely on software that is highly technical, and if it contains undetected errors or vulnerabilities, our business could be adversely affected. Our platform's internal systems rely on software, including software developed or maintained internally or by third parties, that is highly technical and complex. In addition, our platform's internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data. The software on which we rely may contain undetected errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors, vulnerabilities, or other design defects within the software on which we rely may result in a negative experience for users, delay product introductions or enhancements, result in targeting, measurement, or billing errors, compromise our ability to protect the data of our users or our intellectual property or lead to reductions in our ability to provide some or all of our services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which we rely, and any associated degradations or interruptions of service, could result in damage to our reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results. Our reputation and relationships with users would be harmed if their data, particularly billing data, were to be accessed by unauthorized persons. We maintain personal data regarding our users. This data is maintained on our own systems as well as that of third parties we use in our operations. With respect to billing data, such as credit card numbers, third parties we use in our operations rely on encryption and authentication technology to secure such information. We, along with third parties we use in our operations, take measures to protect against unauthorized intrusion into our users' data. Despite these measures we, our third-party payment processing services, or other third-party services we use could experience an unauthorized intrusion into our users' data. In the event of such a breach, current and potential users may become unwilling to provide the information to us necessary for them to remain or become users. We also may be required to notify regulators about any actual or perceived data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. Should an unauthorized intrusion into our users' data occur, our business could be adversely affected and our larger reputation with respect to data protection could be negatively impacted. Our reputation and relationships with users would be harmed if their data, particularly billing data, were to be accessed by unauthorized persons. We maintain personal data regarding our users. This data is maintained on our own systems as well as that of third parties we use in our operations. With respect to billing data, such as credit card numbers, third parties we use in our operations rely on encryption and authentication technology to secure such information. We, along with third parties we use in our operations, take measures to protect against unauthorized intrusion into our users' data. Despite these measures we, our third-party payment processing services, or other third-party services we use could experience an unauthorized intrusion into our users' data. In the event of such a breach, current and

potential users may become unwilling to provide the information to us necessary for them to remain or become users. We also may be required to notify regulators about any actual or perceived data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. Should an unauthorized intrusion into our users' data occur, our business could be adversely affected and our larger reputation with respect to data protection could be negatively impacted. Third parties we use in our operations are subject to payment processing risk. Our users pay for our service using a variety of different payment methods, including credit and debit cards, prepaid cards, direct debit, online wallets and direct carrier and partner billing. We rely on internal systems as well as those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, changes to rules or regulations concerning payment processing, loss of payment partners and/or disruptions or failures in our payment processing systems or payment products, including products used to update payment information, our revenue, operating expenses and results of operation could be adversely impacted. In addition, we may encounter fraudulent use of payment methods, which could impact our results of operations and if not adequately controlled and managed could create negative consumer perceptions of our service. If we are unable to maintain our chargeback rate at acceptable levels, card networks may impose fines and our card approval rate may be impacted. The termination of our ability to process payments on any major payment method would significantly impair our ability to operate our business. Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business. We rely upon the ability of consumers to access our service through the Internet. If network operators block, restrict or otherwise impair access to our platform over their networks, our service and business could be negatively affected. To the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our user acquisition and retention could be negatively impacted. Negative publicity could adversely affect our business and operating results. Negative publicity about our industry, our Company, our platform, our users, content on our platform, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform, which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our users, outsourced service providers or other counter parties, failure by us or our users and other partners to meet minimum standards of appropriate content, service and quality and compliance failures and claims. Taxation. Changes in tax laws or tax rulings could materially affect our financial position, results of operations, and cash flows. The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could materially affect our financial position, results of operations, and cash flows. The Common Stock is not a suitable investment for all prospective investors. The Common Stock is being offered only to persons who meet certain suitability requirements. The fact that a prospective investor meets the suitability requirements established by us for this offering does not necessarily mean that an investment in us is a suitable investment for that investor. Each prospective Investor should consult with his own professional advisers before investing in us. Investors are not to construe the Offering Documents as constituting legal

or tax advice. Before making any decision to invest in us, investors should read all of these Offering Documents, including all of its exhibits, and consult with their own investment, legal, tax and other professional advisors. Each investor is consenting to the risks and the conflicts of interest described or inherent in these Offering Documents. We do not intend to pay dividends for the foreseeable future. We do not intend to pay any dividends (in cash or otherwise) on our capital stock. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board. The dual class structure of our common stock has the effect of giving complete voting control of the Company to our Chief Executive Officer. This voting structure will limit or preclude your ability to influence corporate matters. Holders of our Class A Voting Common Stock have one vote per share and holders of our Class B Non-Voting Common Stock have no voting rights. Stockholders who hold shares of Class A Voting Common Stock hold all of the voting power of our outstanding capital stock. Because holders of Class B Non-Voting Common Stock have no voting rights, the holders of our Class A Voting Common Stock collectively control all of the voting power of our common stock and therefore are able to control all matters submitted to our stockholders for approval. Additionally, the Company's board of directors will have responsibility for the Company's activities, and Investors will not be able to make investment or any other decisions concerning the management of the Company. The interests of certain stockholders may be in conflict with the interests of other stockholders. The stockholders of the Company, including the Investor, may have conflicting investment, tax and other interests with respect to their investment in the Company. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of the investment and the timing of disposition thereof. As a consequence, conflicts of interest may arise in connection with the decisions made by the board of directors and stockholders, including with respect to the structuring of the investment in a manner that may be more beneficial for one stockholder, than for another stockholder, especially with respect to stockholders' individual tax situations. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. The Chief Executive Officer does not currently receive a salary for his role with the Company and is the CEO of two other entities. Mr. Hayes currently is also the CEO and owner of two other businesses. He plans on taking a salary from Fanbase once a significant raise of capital is completed. He currently only commits approximately 5 hours per week to the other two entities, and he oversees all directions and decision at all companies.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2023.

Fanbase Social Media, Inc.

By /s/*Isaac Hayes III*
        Name: Fanbase Media Inc.

        Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Fanbase Social Media, Inc.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2022 AND 2021 *Audited*

(Expressed in United States Dollars)
INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Fanbase Social Media, Inc.
Atlanta, Georgia

Opinion

We have audited the financial statements of Fanbase Social Media, Inc., which comprise the balance sheets as of December 31, 2022, and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Fanbase Social Media, Inc. as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Fanbase Social Media, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Fanbase Social Media, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit. • Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures

that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fanbase Social Media, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements. • Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Fanbase Social Media, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 29, 2023
Los Angeles, California

Fanbase Social Media Inc. BALANCE SHEET

As of December 31, 2022 2021 ASSETS
Current assets:
Cash $ 1,213,731 $ 718,334 Prepaid expenses 102,681 16,912 Current assets 1,316,412 735,246

Property and equipment, net 74,541 90,909 Security deposit 27,165 27,165 Right of use assets 119,879 - Investments 50,000 - **Total Assets $ 1,587,997 $ 853,320**

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable $ 201,145 $ 135,011 Accrued expenses 10,704 - Micropayment liabilities 143,805 116,421 Lease obligation, current portion 79,120 - Current liabilities 434,774 251,432

Lease obligation, long term portion 43,623 - **Total liabilities 478,397 251,432**

Stockholders' equity:
Preferred stock, $0.01 par value, 25,000,000 shares designated, no shares issued or outstanding - - Class A voting common stock, $0.01 par value, 148,750,000 shares designated, 16,625,000 shares issued 166,250 47,500 and outstanding as of both December 31, 2022 and 2021
Class B non-voting common stock, $0.01 par value, 26,250,000 shares designated, 5,360,909 53,608 11,232 and 1,123,220 shares issued and outstanding as of December 31, 2022 and 2021
Additional paid-in capital 7,415,667 3,293,729 Equity issuance costs (480,423) (370,899) Subscription receivable (785,986) (41,414) Accumulated deficit (5,259,516) (2,338,260)
Total stockholders' equity 1,109,600 601,888 **Total liabilities and stockholders' equity $ 1,587,997 $ 853,320**

See accompanying notes to the financial statements

- 3 -

Fanbase Social Media Inc. STATEMENTS OF OPERATIONS

For the year ended December 31, 2022 2021

Revenue $ 134,898 $ 161,696 Cost of revenue 326,803 296,884 Gross profit (loss) (191,905) (135,188)

Operating expenses:
Research and development 1,435,398 1,055,168 Sales and marketing 231,408 310,327 General and administrative 1,047,643 539,713 Total operating expenses 2,714,449 1,905,208

Loss from operations (2,906,354) (2,040,396)

Other (income)/expense (3,112) (1,849) Interest expense 15,411 130 Provision for income taxes 797 - **Net loss $ (2,919,450) $ (2,038,677)**

Weighted average common shares outstanding -

basic and diluted 21,985,909 5,873,220 **Net loss per common share - basic and diluted $ (0.13) $ (0.35)**

See accompanying notes to the financial statements

- 4 -

Fanbase Social Media Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Common Stock
Preferred Stock Class A Voting Class B Non-Voting
Additional Total Paid-in Equity Subscription Accumulated Stockholders'
Shares Amount Shares Amount Shares Amount Capital Issuance Costs Receivable Deficit Equity

Balances at December 31, 2020 - - 4,750,000 $ 47,500 459,993 $ 4,600 $ 819,793 $ (116,152) $ (45,648) $ (299,583) $ 410,510 Issuance of common stock pursuant to Regulation CF - - - - 663,227 6,632 2,473,936 - 4,234 - 2,484,802 StartEngine issuance costs - - - - - - - (254,747) - - (254,747) Net loss - - - - - - - - - (2,038,677) (2,038,677) **Balances at December 31, 2021** - $ - 4,750,000 $ 47,500 1,123,220 $ 11,232 $ 3,293,729 $ (370,899) $ (41,414) $(2,338,260) $ 601,888 Stock split 3.5 to 1 - - 11,875,000 118,750 3,708,446 37,084 (155,834) - - - - Issuance of common stock pursuant to Regulation CF - - - - 529,243 5,292 4,277,772 - (744,572) - 3,538,492 Equity Issuance Costs - - - - - - (109,524) - - (109,524) Adoption of ASC 842 - - - - - - - - - (1,806) (1,806) Net loss - - - - - - - - - (2,919,450) (2,919,450) **Balances at December 31, 2022** - $ - 16,625,000 $ 166,250 5,360,909 $ 53,608 $ 7,415,667 $ (480,423) $ (785,986) $(5,259,516) $ 1,109,600

See accompanying notes to the financial statements

Fanbase Social Media Inc. STATEMENTS OF CASH FLOWS

For the year ended December 31, 2022 2021

Cash flows from operating activities:
Net loss $ (2,919,450) $ (2,038,677) Depreciation expense 27,654 11,311 Amortization expense 1,058 - Changes in operating assets and liabilities:
Prepaid expenses (85,769) (16,912) Security deposit - (27,165) Accounts payable 66,134 35,109 Micropayment liabilites 27,384 116,421
Accrued expenses 10,704 - **Net cash used in operating activities (2,872,285) (1,919,913)**

Cash flows from investing activities:
Purchase of property and equipment (11,286) (102,220) **Net cash used in investing activities (11,286) (102,220)**

Cash flows from financing activities:
Related party advances/(payments), net - (186,238) Investment purchased (50,000) - Proceeds from issuance of

common stock, net of issuance costs 3,428,968 2,230,055 **Net cash provided by financing activities 3,378,968 2,043,817**

Net change in cash and cash equivalents 495,397 21,684 Cash at beginning of year 718,334 696,650 Cash at end of year $ 1,213,731 $ 718,334

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest $ 15,411.00 $ 130 Cash paid during the year for income taxes $ - $ -

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES Purchase of property and equipment not yet paid for $ - $ - Issuance of equity in return for note $ - $ - Issuance of equity in return for accrued payroll and other liabilities $ - $ - Issance of common stock as equity issuance costs $ 46,669 $ 49,658

See accompanying notes to the financial statements

- 6 -
Fanbase Social Media Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022, AND DECEMBER 31, 2021

1. NATURE OF OPERATIONS

Fanbase Social Media LLC was a limited liability company organized under the laws of Delaware on April 1, 2018. On September 30, 2019, the Company converted to a Delaware corporation under the name Fanbase Social Media, Inc. (the "Company"). The Company is a social network application that users can follow other users for free or subscribe to the same user for exclusive photos, video, live and longform content. It provides day one monetization for any user from the start allowing them to be themselves and not just create content to establish a large enough following to get paid from promoting other products and brands. The Company is headquartered in Atlanta, Georgia.

Fanbase is a subscription-based photo, video, live streaming, and long-form content social network that allows users to follow other users for free, and also subscribe to the same user for a monthly fee to exclusive content they create. The platform monetizes photo, video, Livestream, and long-form content in a social network environment, and anyone can be a creator on Fanbase. Subscriptions are bought in packs of 1, 3, or 5 for a monthly recuring subscription fee. Fanbase also provides the ability to like and love content. Likes are free engagement but when you "Love" a post you tip the content creator half a penny. Users also buy "Love" in packs of 100, 500, or 1000 for specific fees to use for loving photos, unlocking exclusive posts one at a time or gifting livestream engagement. Fanbase was created for the next generation. We believe there is no amount of innovation current platforms can do to attract the youth. The younger generation want their own platforms and there will always be a new market for them cause honestly kids don't want to be on the same apps as their parents. Fanbase is the foreseeable future of social media.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $ 963,731 and $468,334, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10- 45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

- 7 -
Fanbase Social Media Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022, AND DECEMBER 31, 2021

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements exceeding of $1,000 are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category Useful life
Computers 3 years
Furniture and Fixtures 5 years
Leasehold Improvements 3 to 10 years
TVs 5 years
Audio/Video Equipment 5 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but

not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Fanbase Social Media, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

- 8 -
Fanbase Social Media Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022, AND DECEMBER 31, 2021

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

The Company derives all revenues from subscription-based photo, video, live streaming, and long-form content that allows users to follow other users for free and also subscribe to the same user for a monthly fee to view exclusive content they create. The platform monetizes photo, video, livestream, and long-form content in a social network environment.

Equity

In September 2022, the Company effected a 3.5-to-1 forward stock split of its authorized, issued, and outstanding common shares (see Note 3). Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect these stock splits.

Cost of Revenue

Cost of revenue represents hosting costs, music licensing, direct payouts to recipients who have earned the

monies from other application users, and direct expenses associated with events held.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $229,893 and $28,814, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred. **Net Loss**

per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive items outstanding as of December 31, 2022.

Fanbase Social Media Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022, AND DECEMBER 31, 2021

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business

going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 15, 2022, which is the date the financial statements were issued.

- 10 -

Fanbase Social Media Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022, AND DECEMBER 31, 2021

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain offices under an operating lease. Under the new standard, operating leases result in the recognition of Right of Use ("ROU") assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease

ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

- 11 -

Fanbase Social Media Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022, AND DECEMBER 31, 2021

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

**With effect of lease
accounting
standard update
January 1, 2022
Assets
As filed
December 31, 2021
Recognition of
Operating Leases
Total Effects of Adoption**

Right of use asset, net $ - $ 190,330 $ 190,330 $ 190,330

Liabilities
Current portion of lease obligation - $ 69,401 69,401 $ 69,401
Lease obligation - $ 122,743 122,743 $ 122,743
Deferred rent current - - - $ -
Deferred rent non-current - - - $ -

Equity
Retained Earnings $ - (1,814) (1,814) $ (1,814)

Total $ - $ - $ - $ -

3. RESTATEMENT

The company has restated its previously reported financial statements as of and for the year ended December 31, 2021, and related disclosures. The restatement of the company's financial statements is subsequent to an independent audit of the year 2022 financial statements. During the audit of the fiscal year 2022 financial statements, future payment liabilities were discovered that date back to December 31, 2021. It was identified that the Company should accrue liability payments due to creators for certain activities. During the 2022 audit,

the December 31, 2021, micropayment
liabilities that were not previously reported were determined to be material to the financial statements and required a prior period adjustment. The effects of the restatement, including the correction of all errors identified by Company's management are reflected in the Company's financial statements and accompanying notes included herein.

The following table summarizes the changes made to the December 31, 2021:

Original Adjustments Restated

Net loss $(1,922,257) $ (116,420) $(2,038,677)
Operating cash flows (2,036,334) 116,421 (1,919,913)
Cash flows from investing activities - - -
Total assets 696,650 - 696,650
Total liabilities 135,011 116,421 251,432
Accumulated deficit (2,221,839) (116,421) (2,338,260)
Total equity. 718,309 (116,421) 601,888

Fanbase Social Media Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022, AND DECEMBER 31, 2021

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

2022 2021

Computers $ 5,635 $ 5,635
Furniture and Fixtures 13,027 8,630
Leasehold Improvements 54,735 54,735
TVs 13,172 13,172
Audio/Video Equipment 26,937 20,048
Property and equipment, at cost 113,506 102,220
Accumulated Depreciation (38,965) (11,311)
$ 74,541 $ 90,909

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2020 were in the amount of $27,654 and $11,311 and, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 148,750,000 Class A voting Common Shares with at a par value of $0.01. As of December 31, 2022, and December 31, 2021, Common Shares in the amount of 16,625,000, have been issued and are outstanding after taking into consideration the 3.5-to-1 stock split that occurred in September 2022.

The Company is authorized to issue 26,250,000 Class B non-voting Common Shares with a par value of $0.01. As of December 31, 2022, and December 31, 2021, Common Shares in the amount of 5,360,909 and 3,931,270, respectively, have been issued and are outstanding after taking into consideration the 3.5 to 1 stock split that occurred in September 2022.

Preferred Stock

The Company is authorized to issue 25,000,000 Preferred Shares with a $0.01 par value. As of December 31, 2022, and December 31, 2021, no shares have been issued or outstanding.

6. RELATED PARTY

The Company's CTO is the owner of their primary vendor, ConsultR. ConsultR is also a Class B shareholder of The Company's. ConsultR provides programming services in relation to the Company's app. For the years ended December 31, 2022, and 2021 the Company paid ConsultR fees associated with the development and programing of their app in the amounts of $1,265,135 and $928,459, respectively. These amounts are included in the research and development expenses on the income statement. As of December 31, 2022, and 2021, accounts payable included $0 and $38,963, respectively, related to invoices payable to ConsultR.

- 13 -
Fanbase Social Media Inc.
Notes to Financial Statements
For Year Ended to December 31, 2022, and December 31, 2021

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the

following: **As of December 31, 2022 2021**

Net opearating loss $ (648,337) $ (452,739)
Valuation allowance 648,337 452,739
$ - $ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021, are as follows:

As of December 31, 2022 2021
ts and Liabilities
Net operating loss $ (5,257,710) $(2,338,260)
Valuation allowance 5,257,710 2,338,260
$ - $ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,257,710, and the Company had state net operating loss ("NOL") carryforwards of approximately $5,257,710. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and 2021, the Company had no unrecognized tax

benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

- 14 -
Fanbase Social Media Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022, AND DECEMBER 31, 2021

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 15, 2023, which is the date the financial statements were available to be issued.

As of March 15, 2023, the Company has received disbursements totaling $657,799 net of cost of issuance fees.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception and has sustained net losses of $2,919,450 and $2,038,677 for the periods ended December 31, 2022, and 2021, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

- 15 -

CERTIFICATION

I, Isaac Hayes III, Principal Executive Officer of Fanbase Social Media, Inc., hereby certify that the financial statements of Fanbase Social Media, Inc. included in this Report are true and complete in all material respects.

Isaac Hayes III

CEO